Exhibit 12.1

Gaming and Leisure Properties, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratio)

	For the Three Months Ended March 31, 2014	For the Year Ended December 31, 2013(3)	For the Year Ended December 31, 2012		For the Year Ended December 31, 2011		For the Year Ended December 31, 2010		For the Year Ended December 31, 2009
Income from continuing operations before income taxes	45,906	37,126	37,350		45,559		26,257		33,382
Add:
Fixed charges (from below)	29,226	19,477	—		—		—		—
Earnings, as defined:	75,132	56,603	37,350		45,559		26,257		33,382

Fixed charges:
Interest expense (1)	28,974	19,254	—		—		—		—
Estimate of the interest within rental expense	252	223	—				—		—

Fixed Charges:	29,226	19,477	—				—		—

Ratio of earnings to fixed charges:	2.57	2.91	N/A	(2)	N/A	(2)	N/A	(2)	N/A	(2)

(1)                   For the purpose of computing our ratio of earning to fixed charges, “earnings” is the amount resulting from adding: (a) pre-tax income from continuing operations; and (b) fixed charges. “Fixed charges” is the amount equal to the sum of: (a) interest expensed; (b) amortization of capitalized expenses related to indebtedness; and (c) an estimate of the interest within rental expense.

(2)                   Not applicable. GLPI was spun-off from Penn on November 1, 2013. The financial information from 2009 through 2012 sets forth the historical operations of Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc., which were acquired by a subsidiary of GLPI as part of the Spin-Off. There were no fixed charges in these periods.

(3)                   GLPI was spun-off from Penn on November 1, 2013. The information used to calculate the 2013 ratio is based on the historical operations of Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc., which were acquired by a subsidiary of GLPI as part of the Spin-Off, through November 1, 2013, and the combined post Spin-off company thereafter.